[Janus Letterhead]



November 3, 2005


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      JANUS ADVISER SERIES (the "Registrant")
         1933 Act File No. 333-33978
         1940 Act File No. 811-09885

Dear Sir or Madam:

On behalf of the Registrant, enclosed please find Definitive Additional Materials filed on Schedule 14A relating to the definitive proxy statement filed with the Securities and Exchange Commission on October 28, 2005.

No fee is required in connection with this filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

Please call me at (303) 336-7823 with any questions or comments.

Very truly yours,

/s/ Richard C. Noyes

Richard C. Noyes
Associate Counsel

Enc.

cc:      Cindy Antonson
         Donna Brungardt
         Stephanie Grauerholz-Lofton, Esq.
         Larry Greene, Esq.
         Kelley Abbott Howes, Esq.